

September 19, 2023

María Catalina Escobar Hoyos
Acting Chief Financial Officer
Ecopetrol S.A.
Carrera 13 No. 36-24
Bogotá, Colombia

      Re: Ecopetrol S.A.
          Form 20-F for the Fiscal Year ended December 31, 2022
          Filed March 29, 2023
          File No. 001-34175

Dear María Catalina Escobar Hoyos:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation